Exhibit b(iii) under Form N-1A
                                           Exhibit 3(ii) under Item 601/reg. S-K







                       Regions Morgan Keegan Select Funds

                                  Amendment #5
                                 to the By-Laws

                           (effective August 23, 2002)

Strike Sections 2 and 3 of Article II and replace with the following:


     Section 2. Chairman of the Trustees ("Chairman"). The Chairman, if there be a Chairman, or his designee, shall preside at the meetings of shareholders and of the Board of Trustees and shall perform such other duties as may be assigned to him from time to time by the Trustees.

     Section 3. President. The President shall be the principal executive officer of the Trust. The President, in the absence of the Chairman, shall perform all duties and may exercise any of the powers of the Chairman subject to the control of the other Trustees. He shall counsel and advise the Chairman on matters of major importance. He shall have general supervision over the business of the Trust and policies of the Trust. He shall employ and define the duties of all employees of the Trust, shall have power to discharge any such employees, shall exercise general supervision over the affairs of the Trust and shall perform such other duties as may be assigned to him from time to time by the Trustees, the Chairman or the Executive Committee.